Exhibit 4.2

FIRST AMENDMENT TO THE
CAMERON INTERNATIONAL CORPORATION
RETIREMENT SAVINGS PLAN
(As Amended and Restated Effective as of January 1, 2013)

WHEREAS, Cameron International Corporation (the "Company") and other Employers have heretofore adopted the Cameron International Corporation Retirement Savings Plan, as amended and restated effective as of January 1, 2013 (the "Plan"); and

WHEREAS, the Company desires to amend the Plan to provide for accelerated vesting to employees whose employment with an Employer is terminated in connection with the closing of the Company's [Magnolia, Texas] worksite;

NOW, THEREFORE, the Plan is hereby amended as follows:

I.	Effective as of May 15, 2013:

1.	The last paragraph of Section 7.2 of the Plan is hereby amended to read as follows:

"Notwithstanding the foregoing, upon the occurrence of one of the events hereinafter listed while a Member is an Employee, such Member shall be 100% vested in the balance of his IAR Account, Profit Sharing Account and/or Retirement Account, as applicable:

(i)            attainment of Retirement Age;

(ii)          death;

(iii)         Permanent and Total Disability; or

(iv)         the Member's termination of employment with an Employer in connection with the closing of the Company's worksite in Magnolia, Texas in May 2013; provided such Member's primary work location immediately prior to his or her termination of employment was the Company's worksite in Magnolia, Texas."

II.	As amended hereby, the Plan is specifically ratified and reaffirmed.

EXECUTED, this 20th day of May, 2013, effective for all purposes as provided above.

CAMERON INTERNATIONAL CORPORATION

By:	/s/ Roslyn Larkey
Name:	Roslyn Larkey
Title:	VP, Human Resources